

December 4, 2014

Via E-mail
David McKenney
Chief Financial Officer
Energy 11 GP, LLC
814 East Main Street
Richmond, VA 23219

   Re: Energy 11, L.P.
     Amendment No. 4 to Registration Statement on Form S-1
     Filed November 21, 2014
     Amendment No. 5 to Registration Statement on Form S-1
     Filed December 3, 2014
     File No. 333-197476

Dear Mr. McKenney:

   We have reviewed your amended registration statement and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1

General

Exhibit 1.1. Exclusive Dealer Manager Agreement

1. The staff acknowledges receipt of your response to comment number 4 found in your response letter dated November 21, 2014. Your response does not address how Paragraph 4(n) of the Exclusive Dealer Manager Agreement complies with Rule 15c2-4. Rule 15c2-4(b)(2) requires that all such funds are promptly transmitted to a bank which has agreed in writing to hold all such funds in escrow for the persons who have the beneficial interests therein <u>and to transmit or return such funds directly to the persons entitled thereto when the appropriate event or contingency has occurred.</u> The description

of the return of funds in the Exclusive Dealer Manager Agreement, as well as the obligations as contained in the Escrow Agreement do not appear to comply with 15c2-4(b)(2). The Escrow Agreement and Exclusive Dealer Manager Agreement should be restructured in a manner that complies with Rule 15c2-4.

Exhibit 10.1. Form of Escrow Agreement

2.   The staff acknowledges receipt of your response to comment number 5 found in your response letter dated November 21, 2014. We agree that the Escrow Agreement contains no exceptions to the Dealer Manager's obligation to transmit Cash Investment Instruments to the Escrow Agent. Please explain whether there are any exceptions to the explicit timing requirement that the Dealer Manager Shall, by noon (Eastern time) of the next Business Day, wire to Escrow Agent funds aggregating the sum total of all Cash Investment Instruments received the previous Business Day. If there are any exceptions to the timing requirement please state what they are and explain how any such exceptions complies with the prompt transmittal requirements under Rule 15c2-4.

Amendment No. 5 to Registration Statement on Form S-1

Exhibit 5.1, Legality Opinion

1.   We note that the legality opinion contains the following assumption: "[i]n rendering the opinion herein provided, we have … assumed … the due execution and delivery of all relevant documents by all parties thereto" [emphasis added]. Please note that it is not appropriate for counsel to include an assumption about due execution and delivery that includes due execution and delivery by counsel's own clients. Please obtain a revised legality opinion in which the scope of the assumption about due execution and delivery has been narrowed appropriately. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19 (October 14, 2011), which is available at http://www.sec.gov/interps/legal/cfslb19.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

David McKenney
Energy 11, L.P.
December 4, 2014
Page 3

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 or Laura Nicholson, Senior Counsel, at (202) 551-3584 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: George Young, Esq.